SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

October 13, 2009

VIA EDGAR

Re:	AGA Medical Holdings, Inc. — Registration
Statement on Form S-1, File No.: 333-151822

Russell Mancuso
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 9, 2009 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008, Amendment No. 2 to Registration Statement on Form S-1 filed on September 10, 2008, Amendment No. 3 to Registration Statement on Form S-1 filed on October 10, 2008, Amendment No. 4 to

Registration Statement on Form S-1 filed on November 24, 2008, Amendment No. 5 to Registration Statement on Form S-1 filed on June 5, 2009, Amendment No. 6 to Registration Statement on Form S-1 filed on July 20, 2009, Amendment No. 7 to Registration Statement on Form S-1 filed on August 31, 2009, Amendment No. 8 to Registration Statement on Form S-1 filed on September 22, 2009, Amendment No. 9 to Registration Statement on Form S-1 filed on October 1, 2009 and Amendment No. 10 to Registration Statement on Form S-1 filed on October 5, 2009 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 11 to the Registration Statement (“Amendment No. 11”).

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 11.

Principal and Selling Stockholders, page 153

1.                                       Refer to your response to prior comment 3 and to footnote 3 of the table in this section.  Please tell us the authority on which you rely to not disclose a specific number of shares to be sold by each selling stockholder.

The Company respectfully submits to the Staff that it believes that it has provided the appropriate disclosure under Item 507 of Regulation S-K.  Item 507 of Regulation S-K requires disclosure of the beneficial holders of the voting securities.  Item 60 of the Manual of Publicly Available Telephone Interpretations of the SEC Division of Corporate Finance clarifies that the “term “security holder”, as used in Item 507 of Regulation S-K, means beneficial holders, not nominee holders or other such holders of record.”  As disclosed in the Registration Statement, including on page 7 and footnote 2 on page 154, the shares of common stock being sold in the offering by the selling stockholders are beneficially owned by Mr. Gougeon.  In response to prior comment 3 from the Staff, the Company has disclosed the formula for determining the break-down of shares being sold by each of the record holders that are beneficially owned by Mr. Gougeon.  However, the Company believes that the allocation of shares being sold between the two record holders is neither required by the SEC rules nor material to an investment decision, given that it does not affect the disclosure of the number of shares that are being sold by Franck Gougeon, the beneficial owner.  The Company has revised the disclosure to further clarify that Mr. Gougeon is the beneficial owner of the shares of the two record holders who are selling shares in this offering, as it has already been disclosed in footnote 2 on page 154.

2.                                       Refer to footnote 4.  Please tell us why you disclose the Gougeon Trust’s holdings including your Class A while, according to the first paragraph of this section, you disclose the other stockholders’ holdings on an as-converted basis.

The Company has revised the disclosure to delete footnote 4 as it is no longer required because all shares, including those held by the Gougeon Trust, are shown on an as-converted basis.  Please see page 154 of Amendment No. 11.

Exhibit 4.1

3.                                       Please tell us which exhibit represents the April 21, 2008 New Purchase Agreement mentioned on page 4 of this exhibit and the July 25, 2008 Original Purchase Agreement mentioned on page 5.  Also tell us where you disclosed the terms of these agreements..

The Company clarifies to the Staff that the Company is actually not a party to the April 21, 2008 New Purchase Agreement.  Moreover, the Company clarifies to the Staff that the July 25, 2005 Original Purchase Agreement is actually the July 28, 2005 Amended and Restated Stock Purchase Agreement filed as Exhibit 4.2 to Amendment No. 11, entered into in connection with the July 2005 reorganization, which is fully disclosed in different sections of the Registration Statement, including on page 150.

4.                                       Please tell us where you disclose the facts and circumstances mentioned in the report cited in section 4.05(viii) of this exhibit.  Identify in your response what issues remain subject to potential “settlement, admission of liability or other concession.”

The Company clarifies to the Staff that the report referred to in section 4.05(viii) is a report prepared by outside counsel for the Company in July 2005 in connection with the FCPA investigation.  The FCPA investigation is duly disclosed in the Registration Statement, and it has been settled.  Therefore, the Company confirms to the Staff that there are no issues that remain subject to potential settlement, admission of liability or other concession.

Exhibit 5.1

5.                                       Please file an opinion that addresses all shares included in the fee table.

The opinion letter has been revised in response to the Staff’s comment.

6.                                       We note the statement in the opinion that the pricing committee must authorize and approve the issuance of the shares, not merely the price of the shares. Please tell us why this condition is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5), whether the condition essentially assumes away a conclusion of law which is a necessary requirement of the ultimate legality opinion, and whether the board has authorized and approved the issuance of the shares..

The opinion letter has been revised to clarify that the role of Pricing Committee will be limited to approving the specific price for the sale of the shares and specific number of shares to be sold.  The Board of Directors of the Company has otherwise approved the issuance of the shares.  Thus, the opinion letter is not assuming away a conclusion of law but merely a factual prerequisite that cannot occur prior to the pricing of the offering.

7.                                       We note that the opinion is conditioned on filing your certificate of incorporation. Please tell us whether you intend to file an opinion that removes this condition before the effective date of the registration statement. If not, please tell us why you believe it is appropriate for your registration statement to be declared effective permitting you to sell securities if you are not authorized to issue the securities.

The opinion letter has been revised to eliminate the filing of the Amended and Restated Certificate of Incorporation as a condition for the opinion.  The revised opinion letter simply assumes that the Amended and Restated Certificate of Incorporation to be filed by the Secretary of State of the State of Delaware is identical in all material respects to the form of Amended and Restated Certificate of Incorporation filed as an exhibit to the Registration Statement.  The Company confirms that the Amended and Restated Certification of Incorporation has already been pre-cleared by the Secretary of State of the State of Delaware and will be identical in all material respects to the form of Amended and Restated Certificate of Incorporation filed as an exhibit to the Registration Statement.  Such assumption made in the opinion is necessary because, as has been disclosed in the Registration Statement, the Amended and Restated Certificate of Incorporation, which gives effect, among other things, to the conversion and reverse stock split, will be filed by the Secretary of State of the State of Delaware and be declared effective immediately prior to the completion of the public offering.

8.                                       Please file an opinion that clarifies whether the “definitive underwriting agreement” is identical in all material respects to the exhibit filed with your registration statement.

The Company confirms that the definitive underwriting agreement is identical in all material respects to Exhibit 1.1 of Amendment No. 11.  The opinion letter has been revised to remove the reference to a “definitive” underwriting agreement.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach

cc:	Securities and Exchange Commission
Brian Cascio
Jeanne Bennett

AGA Medical Holdings, Inc.
John R. Barr
Ronald E. Lund, Esq.